Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

ORK –

ORK – Orkla invests in solar energy
Elkem Solar is to build a plant for the production of silicon for solar cells

Orkla is investing NOK 2.7 billion in a new plant for the production of high-purity silicon for solar cells at Elkem Fiskaa in Kristiansand. This solar energy project is based on new, environmentally sound process technology and unique research expertise, and will create 140-150 new jobs. Ordinary deliveries of Elkem Solar Silicon® are scheduled to start in mid-2008. The factory will lay the foundations for the development of a new high technology business area for Orkla with considerable potential for expansion.

The plant will be integrated into Elkem Fiskaa's existing silicon plant and will initially manufacture 5,000 tonnes of solar grade silicon per year. Production will be based on new metallurgical process technology developed by Elkem Solar that is both competitive and environmentally friendly. Elkem has been engaged in research and technological development in the field of solar grade silicon since the early 1980s.

"The construction of the plant in Kristiansand is the result of long-term technology development and the necessary know-how to industrialise new technology. It is also a milestone for Elkem as a company, which is now entering a rapidly growing market driven by the increasing demand for renewable energy," says Elkem's Managing Director John G. Thuestad.

In the past two years, the process technology has been tested at Elkem's pilot plant at Fiskaa with satisfactory results. Elkem Solar's process route is based on metallurgical processes. Production requires less energy and production costs will compare favourably with the costs of using existing technology.

Elkem Solar Silicon® has been tested by leading pilot customers for many years. Solar cells manufactured with the product have the same efficiency as those using existing technology. The product is qualified for commercial supply.

Elkem has signed a four-year contract on satisfactory terms with a leading player for approximately half the volume.

A press conference will be held at the Orkla head office at Skøyen in Oslo at 12 noon today. The press conference will be transmitted directly via Orkla's website in Norwegian and English.

Orkla ASA, 27 October 2006

Ref.:
Ole Enger, Executive VP, Orkla ASA, Chairman of the Board of Elkem AS, tel.: +4722544545
John G. Thuestad, Managing Director Elkem AS, tel.: +4791136901
Rune Helland, SVP, Investor Relations, tel.: +4722544411

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Synthetic options

On 26 October 2006, in connection with Orkla`s option programme, 20,000 synthetic options were exercised at a strike price of NOK 75.05.

A total of 1,785,410 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 212,900 synthetic options of the cash bonus programme.

Orkla holds 2,459,799 of its own shares.

Orkla ASA, 26 October 2006

Contact:
Siv M. Skorpen, Orkla Investor Relations,
Tel.: +47 2254 4455

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Correction

We refer to the notice to Oslo Stock Exchange on 26 October 2006 regarding exercise of synthetic options. The correct volume of exercised synthetic options is 10,000.

A total of 1,785,410 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 222,900 synthetic options of the cash bonus programme.

Orkla holds 2,459,799 of its own shares.

Orkla ASA, 27 October 2006

Contact:
Siv M. Skorpen, Orkla Investor Relations,
Tel: +47 2254 4455